Exhibit 99.11
                                                                   -------------


                          Union Acceptance Corporation
                             250 N. Shadeland Avenue
                           Indianapolis, Indiana 46219

                                                         _________________, 2005
Dear UAC Shareholder:

     This letter accompanies a proxy statement/prospectus in which we are offering to you a new investment opportunity and in which we are asking you to consider and act upon several shareholder voting proposals.

     Background. As you know, UAC's Chapter 11 Bankruptcy Plan of Reorganization was confirmed in August 2003, and UAC has been operating under that Plan.
Unfortunately, it appears that no cash flows will remain from the bankruptcy estate to benefit UAC shareholders after payments to UAC's creditors have been made. Nevertheless, we have developed a plan and are proposing a series of transactions that we believe will enable us to combine with another auto finance business, acquire or resolve substantially all remaining claims under our Plan of Reorganization, and carry our combined company forward under a new holding company structure. This letter summarizes our plan, but you should read the entire proxy statement/prospectus because it includes important information for your decisions.

     The Share Exchange. First, we plan to form a holding company. We incorporated White River Capital, Inc. on December 30, 2004. Currently, White River is just a corporate shell. We are proposing that UAC and White River complete a share exchange by which UAC would become a wholly owned subsidiary of White River. If approved by our shareholders, this transaction would provide that every 100 shares of UAC common stock would be converted automatically into one share of White River common stock. We are asking you to vote on this exchange and we plan to complete the exchange even if the other transactions we describe do not go forward.

     The Acquisition of Coastal Credit. Second, White River would purchase Coastal Credit, L.L.C., a non-prime auto finance company based in Virginia Beach, Virginia, with a strong track record of profitability and growth. To make this purchase, White River will pay approximately $50 million in cash. We are asking UAC's shareholders to approve White River's purchase of Coastal Credit.

     The Creditor Buyout. Third, White River will offer to purchase from UAC's creditors the outstanding claims under the Plan of Reorganization pursuant to a memorandum of understanding with the Plan Committee. All of the holders of the restructured senior notes and holders of approximately 89% of the restructured subordinated notes issued pursuant to UAC's Plan of Reorganization have executed and delivered agreements to tender their notes to White River.

     The Subscription Offering. To provide the cash necessary to buy Coastal Credit and accomplish the creditor buyout, White River must raise approximately $35 million in new equity capital. We want UAC's current shareholders to have priority in considering this investment, so we are offering you the opportunity to purchase common stock of White River in a subscription offering being conducted to raise the necessary capital. It is important to our plan that we continue to be able to utilize net operating losses, or "NOLs," that UAC has experienced for federal income tax purposes. Under complex tax rules, our ability to continue to benefit from the NOLs will be significantly limited if we experience an "ownership change." This would occur if the percentage of stock owned by our shareholders who own 5% or more of our outstanding common stock and certain other groups of holders changes by more than 50% in the aggregate over a three-year period. To the extent we have "ownership shifts" (of less than 50%) among these holders as a result of the subscription offering, our ability to issue equity in the three years following the subscription offering for other corporate purposes without impairing our ability to benefit from the NOLs will be more limited. These ownership shifts will be lessened, and our future flexibility to issue additional equity will be enhanced, to the extent current shareholders of UAC invest in the subscription offering. While you need not invest, if you choose not to invest, you should be aware that your percentage interest in White River (after the exchange of your UAC common stock) will be significantly diluted as a result of White River's issuance of additional common shares in the subscription offering. At the same time, this investment involves risks. You should consider carefully the risk factors set forth under the heading "Risk Factors" beginning on page 26 of the accompanying proxy statement/prospectus.

     We will not close the subscription offering or the creditor buyout unless UAC's shareholders approve White River's plan to purchase Coastal Credit and White River's subscription offering is fully subscribed. To the extent UAC's shareholders do not choose to invest, we plan to arrange for standby investors to participate so that the offering will be fully subscribed.

     Issuance of Warrants. Finally, we are asking shareholders to ratify the issuance to private equity funds managed by Castle Creek Capital LLC of warrants to purchase 132,500 White River shares. The Castle Creek funds have advanced or agreed to advance approximately $1.3 million to White River for the payment of expenses in connection with the transactions, and Castle Creek has assisted in developing, structuring and implementing the transactions. White River proposes to issue the warrants as compensation for bearing the risks related to these undertakings and providing these services. At the closing of the subscription offering, White River will repay to Castle Creek any out-of-pocket expenses previously advanced to White River by Castle Creek.

     Enclosed are copies of the following documents related to your vote on the proposals for the special meeting:

     1.   the Proxy Statement/Prospectus;

     2.   a proxy card; and

     3. a return envelope for your proxy card addressed to Computershare Investor Services, LLC.

     Please review these materials carefully. They contain important information for your decisions. After careful consideration, please complete and submit your proxy to provide direction for the voting of your UAC shares at the special meeting regarding (1) the share exchange between UAC and White River; (2) White River's purchase of Coastal Credit; and (3) White River's issuance of warrants to the Castle Creek funds.


                            TO VOTE YOUR UAC SHARES:

        Complete   your  proxy  card  and  return  it  in  the  enclosed
        self-addressed proxy envelope provided for that purpose.


     Under separate cover, we will send you materials that will allow you to subscribe for shares of White River stock in the subscription offering, if you choose. If you do not receive these materials, please contact our information agent, Georgeson Shareholder Communications, Inc. Their toll-free telephone number is (877) 278-9677. Banks and brokerage firms please call (212) 440-9800.


                      TO SUBSCRIBE FOR WHITE RIVER SHARES:

        Our separate mailing will include subscription offering materials that will allow you to subscribe for shares in the subscription offering. Those materials will include a subscription agreement and Instructions for Subscribing for Shares of White River Capital, Inc. Follow the Instructions and return the required materials to us in the self-addresed subscription envelope provided for that purpose in the separate mailing.


     You will submit your proxy card and your subscription materials separately, in the separate envelopes provided for those purposes. You may vote however you wish on the proposals for the special meeting, regardless whether you choose to subscribe for shares in the subscription offering. You need not subscribe at all.

     The  UAC  board  of  directors  has  unanimously   recommended  that  UAC's
shareholders vote FOR each proposal at the special meeting.

     Whatever you decide, we appreciate your taking the time to consider these important matters.

                                           Very truly yours,



                                           John M. Eggemeyer, III
                                           Chairman of the Board of Directors
                                           Union Acceptance Corporation
                                           White River Capital, Inc.

     You may obtain additional copies of the enclosed materials from the Information Agent, Georgeson Shareholder Communications, Inc. Their toll-free telephone number is (877) 278-9677. Banks and brokerage firms please call (212) 440-9800.